

May 18, 2012

Eric S. Sprott
Chief Executive Officer and Director
Sprott Asset Management LP
c/o Sprott Physical Platinum and Palladium Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada M5J 2J1

> **Re:** **Sprott Physical Platinum and Palladium Trust**
> **Registration Statement on Form F-1/A**
> **Filed April 20, 2012**
> **File No. 333-179017**

Dear Mr. Sprott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of the Prospectus

1.   On the cover page of the prospectus, please explain how the units are redeemable for cash or for physical platinum or palladium.

Enforceability of Civil Liabilities in the United States, page ii

2.   We note your response to comment 1. Please revise your disclosure to include your response to the fourth bullet of our comment.

Prospectus Summary, page 1

Storage with the Royal Canadian Mint, page 2

3.   We note your disclosure that the Trust seeks to provide a "secure" exchange traded investment. Please remove this term here and elsewhere or advise us why such revision is not necessary.

4.   Please discuss any protections against loss provided by the Trust.

Redemption of Units for Physical Platinum and Palladium Bullion, page 6

5.   Please revise this section to use plain English principles in the organization of the section. Refer to Rule 421 of Regulation C. The information presented should be in clear, concise paragraphs and sentences. Please use bullet lists as necessary. Also revise other sections as necessary, such as the "Fees and Expenses Payable by the Trust" section.

Summary of Fees and Expenses, page 12

6.   We note your response to comment 5 of our letter dated March 29, 2012 and we reissue in part our prior comment. We note that you disclose separately how the management fee is calculated. Please also disclose separately how each fee is calculated that will be payable to the Trustee, valuation agent, the Mint and any sub-custodian, and Equity Financial Trust Company.

7.   Please revise to clarify what types of expenses may be incurred by the Manager on behalf of the Trust. Please clarify whether reimbursement amounts will include reimbursement for personnel. If so, please state whether Manager personnel performing duties for which the Manager is already being paid a fee are subject to reimbursement.

8.   In the "Operating Expenses" sections on page 12 and 34, please also expand your disclosure to explain the role of the potential investment manager, including how the role would differ from that of the Manager, and explain what will determine whether or not an investment manager will be involved in the Trust's operations.

Risk Factors, page 17

9.   We note your disclosure on page 48 that at the end of 2010, a record high of 1.23 million ounces of platinum and 2.20 million ounces of palladium were held by investors. We also note your disclosure that increases in investments in physical platinum and palladium may impact the supply and demand of these metals. Please consider adding a risk factor that discusses the increase of investments in physical platinum and palladium and how this could affect the price of these metals and the price of the registrant's shares in a manner unrelated to other factors affecting the

global markets for platinum and palladium.

Overview of the Sectors the Trust Invests In, page 34

World Platinum and Palladium Supply and Demand, page 43

10.   Please discuss whether the table on pages 43-44, that provides the world platinum and palladium demand over the last 10 years, is limited to physical platinum and palladium that conforms to the Good Delivery Standard of the London Platinum and Palladium Market. If not, please explain the differences.

Computation of Net Asset Value, page 90

11.   We note your disclosure on page 90 that "the value of physical platinum and palladium will be its respective market value based on prices provided by a widely recognized pricing service as directed by the Manager." Please discuss in greater detail the widely recognized pricing service and how the prices from that service are calculated. Please also summarize this disclosure in the "Prospectus Summary" section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

Cc: Anthony Tu-Sekine, Esq.
       Seward & Kissel LLP